UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

873379 101

(CUSIP Number)

James W. McKenzie, Jr.

Jeffrey P. Bodle

Kevin S. Shmelzer

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963 - 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 873379 101

1	Name of Reporting Persons Calvin H. Knowlton

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,100,190 shares (1)

	8	Shared Voting Power 60,836 shares (2)

	9	Sole Dispositive Power 1,100,190 shares (1)

	10	Shared Dispositive Power 60,836 shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,161,026 shares (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.2% (3)

14	Type of Reporting Person IN

(1) Consists of (a) 413,072 shares of Common Stock of the Company held directly by Dr. Calvin Knowlton, (b) 479,213 shares of unvested restricted Common Stock held directly by Dr. Calvin Knowlton, (c) 168,359 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of May 22, 2019 by Dr. Calvin Knowlton, and (d) 39,546 shares of Common Stock of the Company held by The Knowlton Foundation, Inc., for which Dr. Calvin Knowlton serves as President and has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition thereof.

(2) Consists of (a) 4,290 shares of Common Stock of the Company held jointly by Drs. Calvin Knowlton and Orsula Knowlton, (b) 36,546 shares of Common Stock of the Company held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively, and (c) 20,000 shares of Common Stock of the Company held in trust for children of Drs. Calvin and Orsula Knowlton.

(3) Based on 21,988,349 outstanding shares of Common Stock of the Company as of April 30, 2019, as set forth in the Company’s Form 10-Q for the three months ended March 31, 2019 filed with the Securities and Exchange Commission on May 10, 2019, and 168,359 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of May 22, 2019 by Dr. Calvin Knowlton.

Explanatory Note

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tabula Rasa HealthCare, Inc., a Delaware corporation (the “Company”), and amends the initial statement on Schedule 13D filed on October 11, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on June 20, 2017 (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D filed on January 12, 2018 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. This amendment to Schedule 13D amends the disclosures in the text of Items 4, 5 and 6 to update information about the Reporting Person.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On December 7, 2018, Dr. Calvin Knowlton entered into a Rule 10b5-1 Sales Trading Plan (the “2018 Plan”) with Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”). The description of the 2018 Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions contemplated by the 2018 Plan will result in the disposition of securities of the Company as further described in Item 5 below.

Except for the 2018 Plan, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a) — (b)                                               On the date hereof, Dr. Calvin Knowlton directly or indirectly owns or has voting power with respect to a total of 1,161,026 shares of Common Stock of the Company, constituting 5.2% of the 21,988,349 outstanding shares of Common Stock of the Company as of April 30, 2019, as set forth in the Company’s Form 10-Q for the three months ended March 31, 2019 filed with the Securities and Exchange Commission on May 10, 2019, and 168,359 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of May 22, 2019 by Dr. Calvin Knowlton.

Dr. Calvin Knowlton is married to Dr. Orsula Knowlton, the Company’s President and Chief New Business & Marketing Officer. Dr. Calvin Knowlton may be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by Dr. Orsula Knowlton. Dr. Orsula Knowlton beneficially owns (i) 422,803 shares of Common Stock, (ii) 377,114 shares of unvested restricted Common Stock, and (iii) 151,892 shares of Common Stock of the Company issuable upon the exercise of options by Dr. Orsula Knowlton within 60 days of May 22, 2019, constituting 4.3% of the 21,988,349 outstanding shares of Common Stock of the Company as of April 30, 2019, as set forth in the Company’s Form 10-Q for the three months ended March 31, 2019 filed with the Securities and Exchange Commission on May 10, 2019, and 151,892 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of May 22, 2019 by Dr. Orsula Knowlton. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by either Dr. Calvin Knowlton or Dr. Orsula Knowlton that he or she is the beneficial owner of the shares of Common Stock beneficially owned by his or her spouse for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

On December 24, 2018, Dr. Orsula Knowlton made a gift of 20,000 shares of Common Stock to be held in two trusts for the benefit of Dr. Calvin Knowlton’s children who share his household. As a result, Dr. Calvin Knowlton may be deemed to beneficially own the shares of Common Stock of the Company held in trust for the benefit of the children which share his household. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by Dr. Calvin Knowlton that he is the beneficial owner of these shares of Common Stock held in trust for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

Dr. Calvin Knowlton has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of (i) 413,072 shares of Common Stock of the Company held directly by Dr. Calvin Knowlton, (ii) 479,213 shares of unvested restricted Common Stock held directly by Dr. Calvin Knowlton, (iii) 168,359 shares of

Common Stock of the Company issuable upon the exercise of options within 60 days of May 22, 2019 by Dr. Calvin Knowlton, and (iv) 39,546 shares of Common Stock of the Company held by The Knowlton Foundation, Inc., for which Dr. Calvin Knowlton serves as President.

Drs. Calvin and Orsula Knowlton may be deemed to have shared voting and investment power over (i) 4,290 shares of Common Stock held jointly by Drs. Calvin Knowlton and Orsula Knowlton, (ii) 39,546 shares of Common Stock held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively, and (iii) 20,000 shares of Common Stock of the Company held in trust for minor children of Drs. Calvin and Orsula Knowlton.

(c)

On May 17, 2019, Dr. Orsula Knowlton sold 8,000 shares of Common Stock at an average price per share of $47.11. The sales were pursuant to a Rule 10b5-1 trading plan adopted by Dr. Orsula Knowlton on March 27, 2019.

On May 7, 2019, Dr. Calvin Knowlton sold 8,000 shares of Common Stock at an average price per share of $53.67. The sales were pursuant to the 2018 Plan.

On April 18, 2019, Dr. Orsula Knowlton sold 8,000 shares of Common Stock at an average price per share of $48.85. The sales were pursuant to a Rule 10b5-1 trading plan adopted by Dr. Orsula Knowlton on May 15, 2018.

On April 8, 2019, Dr. Calvin Knowlton sold 8,000 shares of Common Stock at an average price per share of $54.50. The sales were pursuant to the 2018 Plan.

On March 18, 2019, Dr. Orsula Knowlton sold 8,000 shares of Common Stock at an average price per share of $58.11. The sales were pursuant to a Rule 10b5-1 trading plan adopted by Dr. Orsula Knowlton on May 15, 2018.

(d)                                 No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Person.

Item 6.         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On December 7, 2018, Dr. Calvin Knowlton entered into the 2018 Plan with Merrill Lynch, providing for the sale of up to 96,000 shares of Common Stock, subject to the parameters of the 2018 Plan. All sales under the 2018 Plan are to be made in accordance with the terms, conditions and restrictions of the 2018 Plan and the Reporting Person shall not have any control, influence or authority over sales made pursuant to the 2018 Plan.

Except for the 2018 Plan,  there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to any securities of the Company, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2019

/s/ Calvin H. Knowlton
Calvin H. Knowlton